U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K/A

ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE ANNUAL PERIOD ENDED: December 31, 2019

BioLife4D Corporation
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

8731	81-4586116
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Common Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

EXPLANATORY NOTE

Biolife4D Corporation (the “Company”) is filing this Amendment No. 1 to Annual Report on Form 1-k to amend the Company’s Annual Report on Form 1-A for the year ended December 31, 2019, originally filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2020 (the “Original Filing”), to disclose that the Company had reopened its lab in Houston, Texas on May 1, 2020 as the citywide closure order had been lifted. The Company had reported on the Original Report and in a 1-U dated April 2, 2020 that the Company had closed its lab pursuant to an order by the City of Houston’s mayor due to COVID-19.

Forward Looking Statements

This Semi-annual Report on Form 1-K of Biolife4D Corporation, a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Biolife4D Offering Circular filed pursuant to Regulation A, or the Offering Circular dated October 4, 2019, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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ITEM 1. BUSINESS

Overview

BIOLIFE4D is a pioneering biotech company that plans to leverage current advances in life sciences and cardiac tissue engineering to build human hearts suitable for implantation – lifesaving technology that ultimately gives patients the gift of time.

Operated by seasoned business leaders, guided by world-class biomedical engineers and life sciences experts, and financed through equity crowdfunding, BIOLIFE4D is driving a movement to transform the treatment of heart disease, the leading cause of death among both men and women globally.

BIOLIFE4D is committed to perfecting the technology to make viable organ replacement a safe, accessible and affordable reality. BIOLIFE4D’s groundbreaking approach converges recent breakthroughs in regenerative medicine, adult stem cell biology, 3D printing techniques and computing technology that could make organ replacement commercially viable and commonplace globally.

BIOLIFE4D plans to create a patient-specific, fully functioning heart through 3D bioprinting using the patient’s own cells – eliminating the well-known challenges of organ rejection and long donor waiting lists that plague existing organ transplant methods.

BIOLIFE4D will not have to make an exact copy or even recreate every feature set of the desired organ; it will only need to facilitate the minimum feature set which recreates the core properties of the organ. It is important to note that BIOLIFE4D does not believe it needs to invent new technology, rather improve, adopt and optimize current technologies to create what it plans to be a commercially viable, safe and sustainable process. BIOLIFE4D seeks to improve, optimize, adapt and capitalize on current technologies to create a commercially viable and sustainable process solution. BIOLIFE4D plans to strategically position itself at the center of an unprecedented convergence of regenerative medicine, stem cell biology, additive manufacturing (3D printing) and computing technology – all having reached a level of maturity whereby BIOLIFE4D is convinced that commercially viable bioprinting solutions can be created through optimization, not invention. While it is impossible to predict the exact amount of time it will take to fully optimize this process, BIOLIFE4D believes that by creating the optimal circumstances to accelerate current efforts it will be able to achieve the most rapid solution possible. Inherent in the time frame is the ultimate interaction of the FDA in this time frame. It is impossible to predict the exact time frame that the FDA approval process, but we plan to work closely with the FDA at the appropriate time in an attempt to help them reduce the time for necessary approvals.

Equity Crowdfunding Investment Thesis

BIOLIFE4D plans to bring revolutionary life-saving care to the masses, and the company wants the masses to have an opportunity to be a part of this revolution. Equity crowdfunding can help this happen.

Equity crowdfunding refers to the online offering of private company securities to a large group of people who can participate with a relatively small investment. It has become especially popular since President Barack Obama signed the Jumpstart Our Business Startups (JOBS) Act into law in 2012.

Regulation A+ is a part of the JOBS Act, a law that allows companies to raise up to $50 million by offering stock participation to the general public. By opening itself up for an equity crowdfunding raise of this kind, BIOLIFE4D is not only enabling everyday people to own a piece of a potentially remarkable new process that could save millions of lives, but also to share financially in its tremendous potential success.

Equity crowdfunding aligns perfectly with the company’s strategy and philosophy. BIOLIFE4D’s innovative process will not be just for “the one percent.” BIOLIFE4D will strive to make this an affordable solution for the global population. An investment in BIOLIFE4D is not a donation, but rather an investment in the company’s goal of bettering humanity’s future.

As BIOLIFE4D succeeds, so too should its investors. With a projected market in the billions of dollars, bioprinting could be medicine’s next big frontier.1

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Origins of the Company

After several years of extensive research into the specific processes and technologies of the evolving 3D bioprinting and regenerative medicine fields, medical manufacturing industry veteran Steven Morris recognized the huge financial and human potential of this emerging market. This research, along with more than 15 years of extensive hands-on experience in the medical field, led to the formation of BIOLIFE4D, a regenerative medicine 3D bioprinting company, whose goal is to facilitate the biological printing of viable human organs, beginning with a heart, for utilization in patient-specific human transplantation. In plain terms, the mission of BIOLIFE4D is to make human heart replacement safe, affordable and accessible everywhere – saving lives and giving mankind the gift of time.

BIOLIFE4D will leverage and optimize the best available research and technology, capitalize on new advancements in digital capabilities, and bring together highly experienced industry specialists in an innovative and creative way to drive a single shared vision to revolutionize medical care for the benefit of all humanity.

The BIOLIFE4D business board of directors has a proven record of success, particularly in the areas of manufacturing, business management, operational and process optimization, quality system development and optimization, industry and regulatory compliance, investment and financial services, business development and client relations.

In addition, BIOLIFE4D has already established a scientific advisory board with specific experience in life-sciences, biomedical engineering and tissue engineering, and it has also engaged specialists in mechanical engineering, software technologies and applications engineering.

Preliminary Milestones

After qualification of the Form 1-A, the Company intends on embarking on fundraising efforts. The Company has already established its lab at JLABS located at the Texas Medical Center in Houston, Texas and has already began full research and development efforts.

In June, 2018 the Company was able to provide its proof of concept for printed tissues and is currently working on its next milestone – a mini-heart which the Company believes could potentially be used for cardiac toxicity testing purposes. Based on the Company’s estimate, with sufficient funding the Company believes that the mini-heart could potentially be released for cardiac toxicity purposes either late 2019 or in 2020. Immediately after the Company completes the mini-heart development, it intends to continue research efforts over the following 18-24 months to bioengineer human cardiac valves, grafts, and patches. Immediately thereafter, and within a 12-24 month time frame from that point, the Company intends to print a full heart.

When the Company is able to embark on human clinical trials it will provide an expected timeline for FDA approval based on FDA requirements as they exist at that time.

FDA Timeline Expectations

We are not aware of any current U.S. Food and Drug Administration (FDA) regulatory requirements for sale or use of 3D printed organs. GLP data is required in the development of any human therapeutic and we plan to design our technology platform to support compliance with GLPAs. As we move into clinical and commercial settings, full compliance with the FDA’s cGTP (current Good Tissue Practices) and cGMP (current Good Manufacturing Practices) guidelines will be required for suitable design and documentation for clinical use of our products. When we do, in fact, attempt to acquire FDA approvals, we do believe that this process could take many years. Therefore, shareholders should not expect that we will generate any revenues from these events for at least five years, if not more.

On December 4, 2017, the FDA released a statement regarding its policies related to 3D bioprinting. The FDA is currently making an effort to provide a comprehensive policy framework to manufacturers and a more efficacious pathway to getting state-of-the-art medical products into the hands of patients and health care providers. The FDA also plans to review the regulatory issues related to the bioprinting of biological, cellular and tissue-based products in order to determine whether additional guidance is needed beyond the recently released regulatory framework on regenerative medicine medical products. The Center for Biologics Evaluation and Research has recently interacted with more than a half-dozen manufacturers who have expressed interest in using 3D printing in some capacity to produce their medical products.1

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1 http://www.fda.gov/NewsEvents/Newsroom/PressAnnouncements/ucm587547.htm Retrieved December 6, 2017

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Compassionate Use Exemption

At the appropriate time, after appropriate lab tests and trials regarding animals are complete, the Company might look to the use of a Compassionate Use Exemption. Compassionate Use Exemption may be used when a patient is faced with a serious or life-threatening disease or condition and has no other options. The compassionate use provision may allow us to test our products on patients where their treating physician believes the device will save the life of the patient or if there is no other alternative.

The compassionate use provision provides a path to accessing investigational devices that have not received full FDA approval or clearance for patients for whom the treating physician believes the device may provide a benefit in treating and/or diagnosing their disease or condition. There is no guarantee the FDA will provide us this type of clearance as it is traditionally used for devices.

Medical Devices

We believe that our future products will be regulated in the United States similarly as Class III medical devices by the FDA under the Federal Food, Drug and Cosmetic Act. The FDA classifies medical devices into one of three classes based upon controls the FDA considers necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls such as labeling, adherence to good manufacturing practices and maintenance of product complaint records, but are usually exempt from premarket notification requirements. Class II devices are subject to the same general controls and also are subject to special controls such as performance standards and may also require clinical testing prior to approval. Class III devices are subject to the highest level of controls because they are life-sustaining or life-supporting devices. Class III devices require rigorous preclinical and clinical testing prior to their approval and generally require a pre-market approval, or PMA, or a PMA supplement approval by the FDA prior to their sale.

Manufacturers must file an Investigational Device Exemption, or IDE, application if human clinical studies of a device are required and if the FDA considers investigational use of the device to represent significant risk to the patient. The IDE application must be supported by data, typically including the results of animal and nonclinical laboratory testing of the device. The animal and nonclinical laboratory testing must meet the FDA’s good laboratory practice requirements. If the IDE application is approved by the FDA, human clinical studies may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA. The clinical studies must be conducted under the review of an independent institutional review board to ensure the protection of patients’ rights.

Generally, upon completion of these human clinical studies, a manufacturer seeks approval of a Class III medical device from the FDA by submitting a PMA or PMA supplement application. A PMA application must be supported by extensive data, including the results of the clinical studies, as well as testing and literature to establish the safety and effectiveness of the device. PMA approval may be conditioned upon the conduct of certain post-approval studies, such as long-term follow-up studies.

As an alternative to the PMA approval process, manufacturers may apply for a Humanitarian Use Device, or HUD, designation and a corresponding HDE. An HUD is a designation for a medical device intended to benefit patients in the treatment or diagnosis of a disease or condition that affects or is manifested in fewer than 4,000 individuals in the United States per year. An applicant for an HUD designation must provide documentation that the device meets the criteria of an HUD as well as provide a description of the disease or condition the device is meant to treat, along with proposed indications and the reasons why the device is needed for its intended population. Once an HUD designation is obtained for the device, the device can be submitted for an HDE. An HDE application is similar to an application for a PMA, but is exempt from the effectiveness requirements of a PMA. Instead, the FDA must determine that the device does not expose patients to an unreasonable or significant risk of illness or injury, and that the probable benefit to health outweighs the risk of injury or illness from its use, taking into account the probable risks and benefits of currently available devices or alternative forms of treatment. “Reasonably obtainable” clinical data are required to support an HDE application. These data may be obtained from the clinical use of the device for a different HDE-approved indication or from a clinical study of the HUD designated device. If the clinical data are available from the clinical use of the device for a different indication, the HDE can be granted without an IDE. If clinical data are to be obtained from a clinical study of the HUD designated device, an IDE application is required to request approval for the clinical study. When the clinical study is completed, the company can submit an HDE application for approval to market the device as an HUD.

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Obtaining an HDE designation allows the manufacturer to market the device as an HUD up to a maximum of 4,000 patients in the United States per year. However, before a facility is permitted to use an HDE-approved device, other than for emergency use, it must receive approval from its applicable Institutional Review Board, or IRB. This could limit the number of patients eligible to receive an HDE-approved device each year. The device manufacturer is responsible for ensuring that an HDE-approved device is administered only in facilities having an IRB constituted and acting in accordance with the FDA’s regulations governing IRBs, including continuing review of use of the device.

Also, unless an HDE-approved device satisfies certain eligibility criteria, it cannot be sold for an amount that exceeds the costs of research and development, fabrication, and distribution of the device. In order to be sold at a price in excess of these costs, the HDE-approved device must satisfy one of the following criteria, which we refer to as the HDE Eligibility Criteria:

•

The device is intended for the treatment or diagnosis of a disease or condition that occurs in pediatric patients or in a pediatric subpopulation, and such device is labeled for use in pediatric patients or in a pediatric subpopulation in which the disease or condition occurs; or

•

The device is intended for the treatment or diagnosis of a disease or condition that does not occur in pediatric patients, or that occurs in pediatric patients in such numbers that the development of the device for such patients is impossible, highly impracticable or unsafe.

We believe that FDA regulations will require us to register as a medical device manufacturer with the FDA. Because of this, the FDA will most likely inspect us on a routine basis for compliance with the Quality System Regulation, or QSR. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. We have undergone and expect to continue to undergo regular QSR inspections in connection with the manufacture of our products at our facility. Further, the FDA most likely will require us to comply with various FDA regulations regarding labeling. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	delay in processing applications for new products or modifications to existing products;

•	mandatory product recalls;

•	withdrawing approvals that have already been granted; and

•	criminal prosecution.

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The Medical Device Reporting laws and regulations require us to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our devices, as well as product malfunctions that likely would cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

We will also subject to other federal, state and local laws, regulations, and recommendations relating to safe working conditions, laboratory, and manufacturing practices.

Market Drivers

Heart disease is the cause of nearly one in every four deaths.2 In the U.S. alone, heart disease claims more than 610,000 lives every year.2 And only around 5,000 cardiac transplants occur worldwide every year.3 Heart disease is the leading cause of death for both men and women.2 In fact, cardiovascular diseases surpass the annual mortality rate of all types of cancer combined.4 Just in the U.S., one person dies of a heart disease-related event every minute.5 And in China, cardiovascular disease claims a life every 10 seconds.6 This is a truly global problem.

Optimizing a proposed groundbreaking cardiac tissue regeneration and organ replacement process, BIOLIFE4D plans to address a critical unmet need in the treatment of this devastating disease. While BIOLIFE4D plans to focus on the human heart, the process may also be leveraged to address numerous other medical challenges.

Ultimately, by providing viable tissues and/or organs bioprinted from a patient’s own cells to replace damaged organs, BIOLIFE4D plans to tap into a global market serving the continually expanding global human population.

Current human organ transplant capabilities – with their myriad challenges, high costs and other deficiencies – are ripe for the kind of innovation and process optimization that BIOLIFE4D looks to deliver.

In the addition to current immunotherapy drug complications and donor organ rejection risks, organ transplant surgery and the associated follow-up are also expensive, costing patients more than $300 billion in 2012.7 In the U.S. alone, more than 100,000 citizens are on an organ transplant waiting list, and many others need to be on the list but do not qualify due to disqualifying factors.8 In 2009, 25 people per day died while on the waiting list in the U.S. alone.8

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And even for those fortunate enough to receive a heart donor transplant, approximately 50% still die within ten years of the transplant.8 BIOLIFE4D’s proposed process specifically addresses this challenge.

Separate from its primary focus on organ transplants, BIOLIFE4D could potentially leverage its process to also participate in pharmaceutical discovery and address the need for better predictive tools that pharmaceutical companies can use to more efficiently test drug efficacy and/or toxicity. In the U.S., pharmaceuticals spend more than $50 billion each year on new drug discovery.9 But in 2016, only 22 new drugs were approved by the U.S. Food and Drug Administration.10 Human tissues created by the BIOLIFE4D process could make drug compound evaluation faster, more accurate and less risky than conventional testing methods used by pharmaceutical companies.

Yet another potentially significant opportunity that the BIOLIFE process could provide is an alternative to pharmaceutical testing on animals.

Competitive Positioning and Value Proposition

BIOLIFE4D is purpose-driven, with leadership that has set its sights on a single shared vision. The company continues to assemble a best-in-class team with a history of success – a team that can navigate their way along the forefront of an evolution in life-sciences technology, and who can move and pivot quickly without the management bureaucracy or corporate red tape that might prevent some of BIOLIFE4D’s competitors from being efficient, innovative or creative.

Standing ready to capitalize on a potentially significant market opportunity, BIOLIFE4D plans to take advantage of these favorable competitive dynamics for success. It plans to leverage and optimize the best available research and technology to revolutionize medical care through innovation and introduce a potential paradigm shift in three-dimensional patient-specific organ bioprinting.

BIOLIFE4D plans to strategically position itself at the center of an unprecedented convergence of regenerative medicine, adult stem cell biology, additive manufacturing and computing technology – all having reached a level of maturity whereby BIOLIFE4D is convinced that commercially viable solutions can be created through optimization, not invention.

History documents many examples of commercially viable businesses – even entirely new industries – that were born not from an invention itself, but from the optimization of an evolutionary process. Consider these examples:

•	In 1901 Ransom Eli Olds invented the assembly line; in 1913 Henry Ford optimized a process that made it commercially viable.

•	In 1879 David Edward Hughes invented the radio; in 1895 Guglielmo Marconi optimized a process that made it commercially viable.

•	In 1849 Antonio Meucci invented the telephone; in 1876 Alexander Graham Bell optimized a process that made it commercially viable.

•	In 1802 Sir Humphry Davy invented the incandescent light; in 1879 Thomas Edison optimized a process that made it commercially viable.

•	In 1608 Hans Lippershey invented the telescope; in 1609 Galileo Galilei optimized a process that made it commercially viable.

BIOLIFE4D’s objective is not to invent new technology, but rather to improve, optimize, adapt and capitalize on current technologies to create a commercially viable and sustainable process solution.

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3D Bioprinting Optimized by BIOLIFE4D

For years, scientists, engineers and hobbyists alike have been printing objects using 3D printing devices. The 3D printing industry alone has a projected worth of over $30 billion by 2022.11

That technology has more recently been put to use in applications involving living tissue. Today, advancements in regenerative medicine, adult stem cell biology and additive manufacturing have already enabled specialized 3D printing to produce human body parts including multilayered skin, bone, vascular grafts, tracheal splints, heart tissue and cartilaginous structures – and even simple organs.12

By definition, 3D bioprinting is the process of creating cell patterns in a confined space using 3D printing technologies, thereby preserving cell function and viability within the printed construct. 3D bioprinting applies advances in regenerative medicine, adult stem cell biology, additive manufacturing and computing technology to the development of functional biological structures with the potential to restore, maintain, improve, and/or replace existing organ function.

Everything in the human body is made up of cells, and nature itself has been evolving the capability of programming cells to do specific jobs for millions of years. The human embryo is the best example of this biological manufacturing process. Every cell begins as a stem cell and then is biologically programmed to do a specific job through the natural biologic process inside the body.

During the 3D bioprinting process, BIOLIFE4D plans to replicate the same conditions in vitro (outside of the body) as occur naturally in vivo (within the body) while promoting natural biologic processes in an accelerated timeframe and in a manner that allows the cells to be specialized for a desired purpose.

BIOLIFE4D will not have to make an exact copy or even recreate every feature set of the desired organ; it will only need to facilitate the minimum feature set which recreates the core properties of the organ. It is important to note that BIOLIFE4D does not believe it needs to invent new technology, rather improve, adopt and optimize current technologies to create what it plans to be a commercially viable, safe and sustainable process.

Transformative Benefits of 3D Bioprinting Human Tissue

Delivering potentially transformative medical benefits, the 3D bioprinting process optimized by BIOLIFE4D could:

•	Eliminate rejection of transplant by utilizing patient’s own cells to produce an organ

•	Eradicate immunosuppressant therapy requirement (and bad side effects) for the patient

•	Provide functionality with capabilities very similar to those in the original organ

•	Decrease wait time of patients for human organs

•	Minimize need for organ donors

•	Increase patient longevity without compromising quality of life

•	Potentially eliminate the need for pharmaceutical testing on animals

•	Allow for patient-specific pharmaceutical testing

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The Safe Utilization of a Patient’s Own Adult Stem Cells

Adult stem cells play a safe, non-controversial and important role in the BIOLIFE4D’s planned bioprinting process.

Because every cell in the human body has the same number of genes and the same DNA, recent discoveries have shown that every cell has the potential to be “re-programmed” and transformed into essentially any other cell. Originally, this kind of stem cell research was limited to cells taken from human embryos, creating a moral and ethical dilemma for many – but no longer. The BIOLIFE4D process would not involve any embryotic stem cells.

In 2006, Japanese Nobel Prize-winning stem cell researcher Dr. Shinya Yamanaka discovered that by introducing a few genes via a chemical procedure in lab, mature adult specialized cells (i.e.: blood cells) could be reprogrammed to become adult stem cells.13 This development proved to be a major breakthrough that would spur medical advances such as the 3D bioprinting processes being developed and optimized by BIOLIFE4D.

Adult stem cells—regardless of their source—have three general properties: they are capable of dividing and renewing themselves; they are unspecialized; and under certain conditions they can become tissue- or organ-specific cells with specialized functions. In short, these adult stem cells could be re-programmed into developing desired specialized cell types such as cardiomyocytes (heart cells). Adult stem cells that are induced in this manner are called induced pluripotent stem cells (iPS).

In the planned BIOLIFE4D process, iPS cells will be redirected into organ-specific cells through a process called differentiation which refers to the process by which one type of cell can be changed into different types of specialized cells. After the iPS cells are transformed into the specific organ cells desired, they are monitored to confirm they are the desired organ cell type and further tested to ensure they are viable and safe. These organ-specific cells are then incubated where they continue to divide and multiply in number to make sufficient quantities as needed to create the bio-ink used during the 3D bioprinting process.

High-Level Bioprinted Organ Replacement Process Overview

The proposed BIOLIFE4D bioprinted organ replacement process begins with a magnetic resonance imaging (MRI) test used to create a detailed three-dimensional image of a patient’s original heart. Using this image, a computer software program will construct a digital model of a new heart for the patient, matching the shape and size of the original. Next, doctors safely take cells from the patient via a blood sample, and leveraging recent stem cell research breakthroughs, BIOLIFE4D plans to reprogram those blood cells and convert them to create specialized heart cells. A “bio-ink” is created using these specialized cells, which is then fed into a 3D bioprinter to print a heart with the dimensions obtained from the MRI. The heart is then matured in a bioreactor, conditioned to make it stronger and readied for patient transplant – a life-saving option that could be significantly safer and faster than traditional donor-based transplant methods.

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Detailed Bioprinted Organ Replacement Process Overview

1.	An MRI scan would be performed and a small blood sample is collected from the patient.

2.

Because every cell in a human body has the same number of genes and the same DNA, every cell has the potential to be converted to essentially any other cell. In the second step of the process, the blood cells from the sample would be converted to unspecialized adult induced pluripotent stem cells (iPS) – cells that can ultimately be changed back into specialized cells of our choice.

3.	Through a process called differentiation, iPS cells would be converted to almost any type of specialized cell in the human body, in this case cardiomyocytes (heart cells).

4.

These cells would then be combined with nutrients and other necessary factors in a liquid environment (hydrogel) to keep the cells alive and viable throughout the process. This bio-ink of living cells would be sustained in this aqueous 3D environment.

5.	The bio-ink would then be loaded into a bioprinter, a highly specialized 3D printer designed to protect the viable living cells during the printing process.

6.

An appropriately sized heart would then be printed one layer at a time, guided by computer software following the specific dimensions obtained from the MRI. Since the heart cells would not be fused together at this point, a biocompatible and biodegradable scaffolding would be included with each layer to support the cells and hold them in place.

7.	When the process is complete, the heart would be moved to a bioreactor which would mimic the nutrient and oxygen-rich conditions inside a human body.

8.	The individual cells would begin self-organizing and fusing into networks which would connect to form living tissue. The cells would even begin to beat in unison.

9.	Once this process is far enough along, the scaffolding would be dissolved leaving only the fully formed heart.

10.

A successful patient transplant would then be possible and carried out by a transplant surgeon. Given the original MRI and blood sample, the new heart should be both a perfect fit and a perfect genetic match for the patient – free from the risk of rejection or the need for immunosuppressant therapy that has plagued conventional organ transplant methods.

Partnerships and Collaborations

BIOLIFE4D has already established core facility partnerships with several research institutions including The University of Chicago, Northwestern University, Northwestern Memorial Hospital, Argonne National Laboratory, and others. The Company intends to align with additional major research universities, government-backed institutions, hospitals, foundations and/or pharmaceutical companies to be disclosed when and where appropriate.

Competitive Landscape and Distinctions

There are players in the 3D bioprinting industry and adjacent fields, and it is important to make the distinction between what many of these companies do in comparison to the focus of BIOLIFE4D.

For example, some of the firms listed below tend to focus on creating tissues for pharmaceutical testing. Some focus on building and selling 3D bioprinting hardware devices. Others use 3D printers to create artificial limbs or models of organs.

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In contrast, BIOLIFE4D is focused only on creating living, viable, fully-formed organs for transplant.

Business and research competitors of BIOLIFE4D could include the following:

•	Advanced Solutions Life Sciences (U.S.)

•	Aspect Biosystems (Canada)

•	Bio3D Technologies (U.S.)

•	BioBots (U.S.)

•	Cyfuse Biomedical K.K. (Japan)

•	Organovo (U.S.)

•	Rokit (South Korea)

•	3D Bioprinting Solutions (Russia)

•	Wake Forest Institute for Regenerative Medicine (U.S.)

U.S. Regulatory and Risk Considerations

At the time of this filing, bioprinted tissues used in research and education require no U.S. FDA approval during animal and in-vitro (outside of the body) testing. In a 2014 paper entitled “Bioprinting: Organs on Demand,” James S. Gwinn, III discussed risk and safety considerations involving bioprinting while conducting research for a program sponsored by the American Society of Mechanical Engineers.14

“The FDA is tasked with evaluating all devices, including any that utilize 3D bioprinting technology, for safety and effectiveness, and appropriate benefit and risk determination, regardless of the manufacturing technologies used. Safety is paramount at the FDA with somewhat less emphasis placed on form and function. Safety, form, and function are relative terms, though. Over 28,000 times last year, the FDA allowed organ donations because they made the difference between life and death in otherwise terminally-ill patients. The agency allowed these transplants knowing full-well that virtually every organ transplant ever performed would likely fail without a near-constant stream of medication.”

Gwinn continued:

“Ultimately, the decision that must be made with regard to approving bioprinted organs could boil down to risk versus reward. The first patient-specific organs made via bioprinting may pose substantial risks to the patients. These patients will most likely have exhausted all other options before considering this method of treatment.”

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Summary of Potential Profit Centers

While it is the intention of BIOLIFE4D to focus on creating 3D bioprinted organs for life-saving transplants, the associated process could also lend itself to additional revenue streams which could include:

•	Bioprinted tissues for drug testing and cell based therapies

•	Biocompatibility, cytotoxicity, pre-clinical Studies, predictive modeling

•	Bioprinted tissues for patient-specific drug testing

•	Bioprinted tissues for animal-free cosmetic testing

•	Bioprinted tissues for regenerative medicine, including tissue replacement products for individualized surgical implantation

•	Bioprinting of human organs for specialized testing purposes (usage other than transplants).

•	Licensing/royalty opportunities

•	Bio-ink material

•	Bioprinting devices

•	Proprietary bioprinting processes

•	Various others

Supporting Statistical Citation Footnotes

1.	Research and Markets, “Bioprinting Markets: Materials, Equipment and Applications - 2017 to 2027,” April 2017

2.

CDC, NCHS. Underlying Cause of Death 1999-2013 on CDC WONDER Online Database, released 2015. Data are from the Multiple Cause of Death Files, 1999-2013, as compiled from data provided by the 57 vital statistics jurisdictions through the Vital Statistics Cooperative Program.

3.

Taylor DO, Edwards LB, Boucek MM, et al. Registry of the International Society for Heart and Lung Transplantation: twenty-fourth official adult heart transplant report--2007. J Heart Lung Transplant 2007; 26:769.

4.	CDC.gov – Heart Disease Facts; American Heart Association – 2015 Heart Disease and Stroke Update, compiled by AHA, CDC, NIH and other governmental sources.

5.

Mozzafarian D, Benjamin EJ, Go AS, et al. on behalf of the American Heart Association Statistics Committee and Stroke Statistics Subcommittee. Heart Disease and Stroke Statistics – 2015 Update: a report from the American Heart Association. Circulation. 2015; 131:e29-e322.

6.	European Society of Cardiology. "One CVD death in China every 10 seconds." ScienceDaily, October 11, 2012.

7.	3D Print Exchange. National Institutes of Health. Accessed July 9, 2014.

8.

Hertz M, Taylor D, Trulock E, Boucek M, Mohacsi P, Edwards L, et al. The registry of the International Society for Heart and Lung Transplantation: nineteenth official report-2002. J Heart Lung Transplant. 2002; 21:950.

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9.	Pharmaceutical Research and Manufacturers of America's (PhRMA), “Biopharmaceutical Research Industry Profile,” April 2015.

10.	U.S. Food and Drug Administration, “Novel Drug Approvals for 2016,” January 26, 2017.

11.

MarketsandMarkets, "3D Printing Market by Printer Type, Material Type (Metals, Plastics, Ceramics & Others), Material Form (Powder, Liquid, Filament), Process, Technology, Software, Service, Application, Vertical and Geography - Global Forecast to 2022," April 2016.

12.	Nature Biotechnology, “3D bioprinting of tissues and organs,” Sean V Murphy and Anthony Atala, August 5, 2014.

13.	Takahashi, K.; Yamanaka, S. (2006), "Induction of Pluripotent Stem Cells from Mouse Embryonic and Adult Fibroblast Cultures by Defined Factors," Cell, 126 (4): 663–76.

14.	Gwinn III, James S., (August 1, 2014), “Bioprinting: Organs on Demand,” p 14.

COVID-19 Notification

The Company entered into a 12-month lease for office space during 2018.  The term of the lease is scheduled to expire in 2020.  The lease commitment is for $1,400 per month.

The Company has also entered into a month-to-month lease for office space in Houston, TX.  The rate for the lease is $4,000 per month.

On April 1, 2020, the Company temporarily closed its lab in Houston, following a “stay at home” order from the Mayor due to COVID-19. While the Company must temporarily interrupt the research which it is conducting in the lab itself it is continuing to move forward with other relevant research activities remotely.

On May 1, 2020, the Company was able to reopen its lab as the Mayor lifted the city’s stay at home order.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this 1-K. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the Offering Circular date October 4, 2019.

BUSINESS

BioLife4D Corporation (the “Company”) was formed as BioGen3D Corporation on November 14, 2016 as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware. The Company is endeavoring to 3D bio-print a heart for transplants. On June 5, 2017, the Company filed a Certificate of Amendment to the Certificate of Incorporation and changed the Company’s name to BioLife4D Corporation.

There are two classes of stock in the Company:

1.	Class B Common Stock and

2.	Class A Common Stock.

The total number of shares of both classes of stock the Company is authorized to issue is 17,000,000 shares, 11,000,000 of which are Class B Common Stock and 6,000,000 of which are Class A Common Stock. The Shares being sold in the Offering are all Class A Common Stock.

Description of Rights of Classes of Stock

All Shares of Class A Common Stock shall be identical and are non-voting (shall not be entitled to vote on any matter). The Shares to be issued pursuant to the Offering will be Class A Common Stock. All holders of shares of Class B Common Stock (which are not being sold in the Offering) shall be identical and shall at every meeting of the stockholders be entitled to one vote for each share of the capital stock held by such stockholder. All of the other terms (except for voting) of the Class A Common Stock shall be identical to the Class B Common Stock, except for the right of first refusal that attaches to the Class A Common Stock, as explained in the Offering Circular and in the Company’s Bylaws.

Results of Operations

The years ended December 31, 2019 and December 31, 2018

Revenue. Total revenue for the years ended December 31, 2019 and December 31, 2018 was $0. The Company continues to be in the start-up phase.

Operating Expenses. Operating expenses for the year ended December 31, 2019 were $1,504,757 compared to December 31, 2018 which were $1,292,885. Operating expenses for the period were comprised of insurance costs, legal and professional fees (including accounting costs), marketing costs, office supplies, and overall operating expenses such as utilities and travel. During the year of 2019, the Company was able to raise capital and begin building of the lab and implementing its business plan.

Net Loss. Net loss for the year ended December 31, 2019 was ($1,569,796) which included interest expense of ($68,517) and interest income of $6,413. This is compared to a net loss of ($1,310,524) for December 31, 2018 which included interest expense of ($23,296) and interest income of $5,657.

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Liquidity and Capital Resources

The Company had net cash of $1,337,468 at December 31, 2019 and net cash of $872,690 as of December 31, 2018. At December 31, 2019, we raised $3,572,235 from investors through our Regulation A Offering.

During 2019, we used $1,605,972 of cash to cover the operating expenses. Capital needs were met by the investments made by our shareholders in the form of equity, $1,611,233, and notes, $475,000. There was interest income of $6,413 for the same period. The Company used $15,483 to purchase equipment.

During 2018, $1,310,524 of Company cash was used for operating activities. Capital needs were met by the investments made by our shareholders. For the period ended December 31, 2018, $1,187,764 of Company cash was used for operating activities while $225,000 was used to pay back officer loans.

The Company currently has $1,200 in accounts payable and $32,877 in accrued expenses; $850,000 in shareholder notes and $94,503 in interest payable.

Related Party Transactions.

As of June 30, 2018, the Company has recorded long-term loans payable from Mr. Morris, our CEO, Franklin Pierce, Jeff Hecthman, Franklin Pierce, and Marvin Somlo of $559,331 for purposes of funding the Company for expenses associated with seeking the securities registration exemption and for other operating expenses. This includes accrued interest expense of $24,331.

Mr. Somlo was paid back approximately $190,000. Mr. Morris was reimbursed approximately $5,163 for expenses. The Steven Morris Trust is currently owed $375,000.

During the period from January 1, 2017 and December 31, 2018, the Company issued additional long-term loans payable (“Shareholder Notes”) to Mr. Morris and associates of the Company and relatives of Mr. Morris in excess of $600,000. The terms of these notes provide that the principal amounts are subject to 6 percent interest per annum. Additionally, the holders of these long-term loans payable were also granted a cumulative amount of 200,000 shares of voting common stock and 60,000 shares of Class A common stock. The terms of the long-term loans payable are largely similar among all of the holders except for which holders received voting and Class A stock and how many shares were received by the holders of the Shareholder Notes.

Furthermore, the terms of the long-term loans payable provide that when the Company issues any other stock, debt or other strategic financing where the proceeds exceed $600,000, the holders of the long-term loans payable shall be repaid in full, plus accrued and unpaid interest.

During 2018, the Company satisfied $225,000 of convertible notes through by settling the notes for cash at their face value. Furthermore, the terms of the long-term loans payable provide that when the Company issues any other stock, debt or other strategic financing where the proceeds exceed $600,000, the holders of the long-term loans payable shall be repaid in full, plus accrued and unpaid interest. As of December 31, 2019 and 2018, the Company has accrued approximately $94,503 and 36,004 of interest payable to the Shareholder Note holders, respectively.

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Trend Information

Because we are still in the startup phase and have only recently launched the Company, we are unable to identify any recent trends in site visitations, revenue or expenses since the latest financial year. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in the Offering to not be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined in the Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company had no revenue during the year ended December 31, 2019 or December 31, 2018.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

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ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors, executive officers and significant employees of the Company as of the date of this filing are as follows:

Name	Position	Age	Term of Office	PT Hours (1)	FT Hours (2)
Executive Officers
Steven Morris	CEO, President, Secretary	54	11-14-16 to present	n/a	50
Jim Hechtman	CFO, Treasurer	48	11-14-16 to present	1	n/a
Dr. Jefferey Morgan	Chief Medical Officer		11-14-16 to present	10	n/a
Dr. Ravi K. Birla	Chief Science Officer	45	1-1-18 to present	10	n/a
Directors
Steven Morris	Director	54	11-14-16 to present	n/a	50
Franklin Pierce	Director	80	11-14-16 to present	10	n/a

________________

(1)	Approximate Hours Worked Per Week For Part Time Employee
(2)	Approximate Hours Worked Per Week For Full Time Employee

Directors, Executive Officers and Significant Employees

As of the date of this filing, BIOLIFE4D has one full-time employee and three part time employees. It has also established a business board of directors and a scientific advisory board. In addition, BIOLIFE4D has engaged with other key individuals possessing a range of expertise including mechanical engineering, process engineering, software engineering, computational modeling and other areas. These additional key individuals could start employment at BIOLIFE4D at such time as the company has sufficient capital or financing to fund the expanded launch of its business activities and research and development.

The number of business and direct research personnel hired by BIOLIFE4D will scale based upon funds raised in the equity crowdfunding offering and as operating needs warrant. Certain skilled executive positions, such as a Chief Compliance Officer to manage U.S. FDA requirements, will be filled in a timely fashion as the business progresses.

BIOLIFE4D business board members serve unless and until a successor is elected and qualified. Business board members will not receive compensation for attendance in board meetings, but may be reimbursed for reasonable expenses incurred during the course of their performance. Personnel currently serving as officers and board members of BIOLIFE4D include:

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Steven Morris – CEO, President, Secretary and Chairman of the Board of Directors

BIOLIFE4D Founder and CEO Steven Morris has more than 20 years of extensive experience in the precision machining and manufacturing industries, including 15 years serving as President of privately-held Inland Midwest Corporation (IMC). he acquired a controlling interest in IMC and led the company’s transformation into a premier, state-of-the-art facility catering exclusively to the medical technologies industry. By concentrating on strategic process optimization, technical innovation, quality and customer service, IMC became a preeminent supplier in the industry counting some of the largest U.S. and international medical companies as its customers. The company was marketed as a “boutique” supplier to select industry OEM leaders, including Medtronic Spinal and Biologics, Wright Medical, Biomet and Zimmer.

Under Steven’s leadership, the company achieved much success including earning many Supplier of the Year awards from various customers. In fact, Medtronic, a multi-billion dollar international leader in the medical industry, ranked IMC among its top global suppliers for its Spine and Biologics division.

After several years of high profitability, Steven negotiated a successful exit strategy and sold the company in 2011. He remained on as President for two years following the sale.

After leaving IMC, he formed Creative Manufacturing Consulting Solutions (CMCS), a consulting company focused on achieving sustainable manufacturing solutions in the areas of operational and process optimization, quality system development and optimization, and industry and regulatory compliance – particularly those related to the International Organization for Standardization and the U.S. Food and Drug Administration.

While leading CMCS, Steven simultaneously conducted more than two years of in-depth research into the specific processes and technologies of the 3D bioprinting and regenerative medicine field – and quickly recognized the nearly unlimited financial and human potential of this emerging market. Coupling his vast hands-on experience in medical manufacturing with extensive research and a partnership with industry-leading experts he formed BIOLIFE4D, a regenerative medicine 3D bioprinting company with the goal of facilitating the biological printing of viable human organs for utilization in patient-specific human transplantation.

Steven’s key strengths include building and optimizing state-of-the-art innovative processes, putting together best-in-class teams, and having a keen sense of strategic vision. He is uncompromising when it comes to producing the highest quality product and customer service. His diverse and comprehensive knowledge of medical devices, processes optimization and medical technologies will be extremely beneficial to the success of BIOLIFE4D. In addition, he has made his career building lasting relationships with customers and suppliers as evidenced by his successful reinvention of IMC.

Steven went to college at Tulane University as an undergraduate and then continued his studies at the University of Texas, Austin where he studied business. He has served for more than a decade on the executive board of the Illinois Manufacturing Foundation, a non-profit organization dedicated to job-specific skill set training and job placement for unemployed, underemployed, at-risk and other individuals who faced challenges and are looking for a second chance. He is also a Big Brother, providing guidance and mentoring to the same individual for over 30 years.

Jim Hechtman – Chief Financial Officer and Treasurer

Jim Hechtman is CFO for BIOLIFE4D, leveraging significant business and financial acumen serving as Managing Partner for The Hechtman Group Ltd. Under Jim’s leadership since 1993, The Hechtman Group Ltd. has become a successful growth-oriented firm specializing in CPA services and business guidance for small businesses. Jim focuses on key development priorities for the firm including strategic planning, long-term trusted-advisor client and business partner relationships, and effective staff development to steadily increase skill and talent within an entrepreneurial culture.

Jim is a hands-on executive skilled in developing comprehensive growth plans and financial guidance. He provides consulting services that speed progress for start-ups as well as providing on-going support for effective operations and planning. He will bring his extensive experience in corporate taxation to bear on BIOLIFE4D’s behalf.

Prior to The Hechtman Group Ltd, Jim served in the tax department of a national public accounting firm for several years. Jim graduated from the University of Michigan in 1991. His professional associations include the American Institute of Certified Public Accountants (AICPA), the Illinois CPA Society, The International Council of Shopping Centers, the Home Builders Association of Greater Chicago, the Lincoln Park Builder Association and the Northbrook Chamber of Commerce.

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Jeffrey Adam Morgan, M.D., FACS, FACC
Chief Medical Officer, BIOLIFE4D
Professor and Chief, Division of Cardiothoracic Transplantation and Circulatory Support, Baylor College of Medicine (BCM)
Surgical Director, Advanced Heart Failure Center of Excellence, BCM
Sue Smith Endowed Chair of Surgery, BCM
Surgical Director, Mechanical Circulatory Support and Cardiac Transplantation, Texas Heart Institute

Dr. Jeffrey A. Morgan is Chief Medical Officer for BIOLIFE4D.

An accomplished academic and medical professional, Morgan also holds multiple positions of leadership at Baylor College of Medicine, including Chief of the Division of Cardiothoracic Transplantation and Circulatory Support; Surgical Director for the Advanced Heart Failure Center of Excellence, and the Lester and the Sue Smith Endowed Chair of Surgery. He is also Surgical Director of Mechanical Circulatory Support and Cardiac Transplantation at Texas Heart Institute.

Morgan specializes in treating patients with advanced heart and/or lung failure. Dr. Morgan implants mechanical circulatory support devices for left ventricular, right ventricular, or biventricular failure as a bridge to transplant (BTT) or destination therapy (DT). This includes left ventricular assist devices (LVADs), such as the HeartMate II, HeartMate III, and HeartWare HVAD, as well as the Syncardia total artificial heart (TAH).

Morgan completed his General Surgery Residency at Mount Sinai Medical Center in New York and his Cardiothoracic Surgery Residency at New York University. He went on to complete fellowship training in cardiac transplantation and mechanical circulatory support at Columbia Presbyterian Medical Center.

Prior to joining the teams at Baylor and Texas Heart Institute, Morgan previously held a position as associate professor at Wayne State University School of Medicine. He served as surgical director for Mechanical Circulatory Support and associate director for Heart and Lung Transplantation at Henry Ford Hospital in Detroit.

Morgan’s research is focused on advanced heart failure with numerous publications, national and international presentations, and book chapters to his credit. He is the section editor for Adult Mechanical Circulatory Support for the American Society of Artificial Internal Organs (ASAIO) Journal and is on the Editorial Board of The Journal of Heart and Lung Transplantation. He is also a reviewer for several other journals including The Annals of Thoracic Surgery and the Journal of the American College of Cardiology. Dr. Morgan served on the ISHLT Standards and Guidelines Committee and was a Task Force chair for the ISHLT Guidelines for MCS. He is also a previous chair of the Cardiac Track Programming Committee for the ASAIO Annual Conference. Dr. Morgan has moderated numerous sessions on mechanical support and transplant at ASAIO, ISHLT, and the American College of Cardiology.

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Morgan is passionate about improving outcomes in patients with advanced heart or lung failure. He has participated in numerous clinical trials including Thoratec’s HeartMate II BTT and DT trials, Heartware’s HVAD BTT and DT trials, the HeartMate III trial, and Syncardia’s 50 cc TAH trial.

In addition, he is investigating the utility of stem cells as an adjunct measure for myocardial recovery, as part of the LVAD MPC II trial.

Morgan completed his undergraduate studies at Yeshiva University in New York City before earning a MD from Albert Einstein College of Medicine. He completed a residency in General Surgery at Mount Sinai Medical Center, a residency in Cardiothoracic Surgery at New York University and a Fellowship in Cardiac Transplantation and Mechanical Circulatory Support at Columbia Presbyterian Medical Center.

Morgan is a member of the American Medical Association, the International Society of Heart and Lung Transplant, the Society of Thoracic Surgeons and the American Society for Artificial Internal Organs.

He is also certified by the American Board of Thoracic Surgery and the American Board of General Surgery.

Ravi K. Birla, PhD – Chief Science Officer

Dr. Ravi K. Birla joined BioLife4D as the Chief Science Officer in the beginning of 2018. For the year 2017, Dr. Birla served as the Associate Director of Stem Cell Engineering at the Texas Heart Institute where he was responsible for the day to day operations of a large research unit and oversee all aspects of operations. He provided scientific direction of all research projects, ensuring scientific integrity of the research, establishing milestones and monitoring deliverables, supervising research staff, securing/managing external funds and oversight for manuscript submission. Between September 2011 and December 2016, Dr. Birla served as an Associate Professor at the University of Texas. There, he was the Principal Investigator of the Artificial Heart Laboratory, with research activities funded through an NIH R01. His responsibilities included recruiting and training graduate students and post-doctoral fellows. This research was presented at numerous national and international conferences and received significant press coverage. Furthermore, he developed curriculum surrounding cardiac tissue engineering, leading to the publication of 2 textbooks, both as solo author. Prior this work, Dr. Birla served as an Associate Professor at Tulane University and a Research Scientist at the University of Michigan. Dr. Birla holds a B.S. and M.S. from the University of the West Indies in Chemical Engineering where he also served as a Research Assistant and a PhD in BioMedical/Medical Engineering from the University of Michigan. Dr. Birla has been the recipient of multiple awards and grants including, Outstanding Research Award: Khait L, Birla RK, “Molecular Profiling of Bioengineered Heart Muscle”. 19th Annual Research Conference, University of Michigan, Ann Arbor, MI, April, 2007.

Dr. Birla has authored two books on the subject of tissue engineering, one which specifically focuses on the heart.  He has broad based research experience within clinical environments and hospital settings, research institutes, academic organizations and biotechnology companies. His highly specialized scientific skillset includes stem cell engineering, biomaterial development, tissue and organ fabrication, bio-ink development, bio-printing and bioreactor development. Scientific interests include whole heart bioengineering, fabrication of 3D heart muscle, bioartificial ventricles, valves and blood vessels. Dr. Birla has trained over a dozen researchers, published over 60 manuscripts, and has secured over $3 million in federal funding. He maintains a strong technology development portfolio with six U.S. Patents and extensive commercialization experience working with Biotechnology companies.

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Dr. Birla continues to hold the following professional memberships:

Biomedical Engineering Society (BMES) – 2010-present.

American Society for Engineering Education (ASEE) – 2010-present

Tissue Engineering International & Regenerative Medicine Society (TERMIS) – 2010-present.

American Heart Association (AHA) – 2014 – present.

Franklin Pierce – Director

Franklin (Frank) Pierce began his career at the age of 17 by joining the U.S. Coast Guard. The Korean war was just ending, and the cold war had begun. After serving in various duties, including a 14-month deployment above the Arctic Circle, Coast Guard cutter patrols and air-sea rescue missions out of Miami, Frank was honorably discharged in 1959.

Immediately following his Coast Guard enlistment, Frank joined the Miami Springs Police Department where he served for six years before joining the Miami Dade Police Department. During 35 years of exemplary service with the Miami Dade Police Department Frank received numerous service metals including two purple hearts.  After working in various strategic units he became a detective in the Criminal Intelligence Bureau. He also worked with the U.S. Drug Enforcement Administration and the U.S. Secret Service.

Upon retirement from a distinguished and decorated life of public service, Frank became a major investor and participant in a film company whose goal was to produce films in order to raise funds for the National Law Enforcement Officers Memorial and Museum in Washington DC. He has been further honored by having some of his poetry chosen to be permanently displayed at the memorial.

Recently, Frank has been concentrating on angel investments specifically related to the biomedical and emerging technologies sectors.

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Scientific Advisory Board

BIOLIFE4D is also served by a scientific advisory board that includes:

Adam Feinberg

Associate Professor of Materials Science & Engineering and Biomedical Engineering

Carnegie Mellon University

Dr. Adam Feinberg is an Associate Professor in the Departments of Biomedical Engineering and Materials Science and Engineering at Carnegie Mellon University (CMU). He is also the principal investigator of the Regenerative Biomaterials and Therapeutics Group. His group develops materials-based engineering strategies to control the self-organization and assembly of various cell types into tissues.

Dr. Feinberg earned his BS in Materials Science and Engineering, with an option in bioengineering, from Cornell University with co-op experience working on total artificial hearts, followed by his MS and PhD in Biomedical Engineering from the University of Florida. He completed his postdoctoral training at Harvard University in the School of Engineering and Applied Sciences where he developed new biomaterials and cardiac tissue engineering strategies for 3-dimensional myocardial regeneration, with a focus on stem cell-based approaches. Dr. Feinberg joined CMU in the fall of 2010 as an Assistant Professor with joint appointments in Biomedical Engineering and Materials Science and Engineering.

For his ground-breaking work, Dr. Feinberg has been the recipient of a number of prestigious awards including:

•	National Institutes of Health Director’s New Innovator Award, 2012

•	George Tallman Ladd Faculty Research Award, Carnegie Institute of Technology, Carnegie Mellon University, 2013

•	National Science Foundation CAREER Award, 2015

Dr. Feinberg currently holds 10 U.S. patents and patent applications, has authored numerous publications, made more than 50 presentations, and is a member of the Materials Research Society, American Chemical Society, Society for Biomaterials, Biophysical Society, Biomedical Engineering Society, and the American Heart Association.

A globally recognized and sought after speaker on 3D bioprinting, Dr. Feinberg has testified before U.S. Congress, presented at the 47th World Economic Forum Annual Meeting, spoken at various conferences and been featured in numerous media outlets.

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Ibrahim Ozbolat, Ph.D.
Associate Professor of Engineering Science and Mechanics
Penn State University

Dr. Ibrahim Ozbolat is an Associate Professor of Engineering Science and Mechanics in the Biomedical Engineering Department at Penn State University.

He received his Ph.D. in tissue engineering from the University at Buffalo (SUNY) in Buffalo, New York, and dual B.S. degrees in Mechanical Engineering and in Industrial Engineering from Middle East Technical University in Ankara, Turkey.

At Penn State, Ozbolat is a faculty member of the Huck Institute of the Life Sciences, Materials Research Institute, Center for Neural Engineering, Center for Innovative Materials Processing through Direct Digital Deposition, and Center for Research on Advanced Fiber Technologies. Previously, he was a faculty member of The University of Iowa, Iowa City, IA and spearheaded the Advanced Manufacturing Technology Group and the Biomanufacturing Laboratory.

He is also Principal Investigator at the Ozbolat Lab at Penn State, focusing on establishing cutting-edge bioprinting science and technology for various areas in regenerative medicine. Ozbolat’s major research thrust is in the area of Bioprinting and Tissue Engineering, with a focus on establishing cutting-edge bioprinting science and technologies in tissue and organ fabrication. Some of his current research interests include development of new bioinks for advanced tissue printing, development of new bioprinter technologies, understanding the physics of the bioprinting process, and scaling up the 3D bioprinting process for tissues and organs.

Ozbolat’s research on bioprinting for tissue and organ fabrication has been published in several high regarded venues. He has received various awards and been featured in national and international media numerous times. He frequently presents at global forums, conferences and seminars and organizes demonstrations and events for the public and youth – encouraging the participation of future leaders in medicine, engineering and science.

Sean Palecek, Ph.D.
Professor of Chemical and Biological Engineering
University of Wisconsin at Madison

Dr. Sean Palecek is a Professor of Chemical and Biological Engineering at the University of Wisconsin at Madison. He is also affiliated with the Department of Biomedical Engineering, the Stem Cell and Regenerative Medicine Center, and WiCell Research Institute.

He received his B.Ch.E. in Chemical Engineering from the University of Delaware majoring in chemical engineering with a minor in biology, M.S. in Chemical Engineering from the University of Illinois at Urbana-Champaign, and Ph.D. in Chemical Engineering from MIT.

Palecek is also Principal Investigator of the Palecek Group, with research interests that include cellular engineering, tissue engineering, stem cells, intercellular communication and robust cardiomyocyte differentiation.

His team at the Department of Chemical and Biological Engineering at the University of Wisconsin at Madison identifies chemical and mechanical cues that regulate human pluripotent stem cell self-renewal and differentiation, then uses those principles to design culture systems that apply those cues in the appropriate spatial and temporal manner.

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His team has developed a protocol for the differentiation of stem cells which is uniform, inexpensive and far more efficient than alternative strategies. The protocol is both efficient and robust. The ability to make key heart cells in abundance and in a precisely defined way is critical because it shows the potential to make the production of large, uniform batches of cardiomyocytes.

He is interested in characterizing the nature in which quantitative changes in the flow of cellular signals and cellular signaling networks can control a wide variety of cellular processes in order to design strategies to stimulate or inhibit cellular signaling pathways either at the chemical or physical level, and thereby regulate cell functions. Stem cells make differentiation decisions based on signals from their microenvironment and he is likewise interested in how adhesive forces and mechanical strain affect self-renewal and differentiation.

Palecek is a recipient of a National Science Foundation CAREER award.

Shayn Peirce-Cottler, Ph.D.
Professor, Biomedical Engineering
University of Virginia

Dr. Shayn Peirce-Cottler is Professor of Biomedical Engineering (BME), Professor of Ophthalmology (joint appointment), and Professor of Plastic Surgery (joint appointment) at the University of Virginia. She is also a member of the Cardiovascular Research Center (CVRC) and Associate Director of the Cardiovascular Training Grant (CVTG).

Her research focus is on tissue engineering and regeneration, computational systems biology, vascular growth and remodeling, stem cell therapies, with numerous research publications to her credit.

Peirce-Cottler is Principal Investigator at UVa’s Peirce-Cottler Laboratory which uses a parallel approach that combines experimental models with agent-based computational models to guide the development of new approaches in tissue engineering and regenerative medicine. That work earned her induction to the American Institute for Medical and Biological Engineering’s College of Fellows.

Peirce-Cottler teaches courses at the undergraduate and graduate levels, and has also taught lectures and seminars to Medical School students and Medical Residents. For six years, she taught the year-long BME Capstone Design course required for all undergraduates at UVA majoring in BME. She also teaches a “Introduction to Biomedical Engineering” course offered to all second year BME students at UVa, covering such topics as medical device design, regulation and commercialization, communication, professionalism and ethics.

Peirce-Cottler earned her Ph.D in Biomedical Engineering from UVa, along with B.S. degrees in Biomedical Engineering and Engineering Mechanics from Johns Hopkins University.

In 2004, she was named to MIT Technology Review’s annual list of “Innovators Under 35.”

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Ramille Shah, Ph.D.
Assistant Professor, Materials Science & Engineering and Surgery
Northwestern University

Dr. Ramille Shah is Assistant Professor of Materials Science & Engineering in the McCormick School of Engineering at Northwestern University. There, she is also Assistant Professor of Surgery in the Feinberg School of Medicine and a resident faculty member in the Simpson Querrey Institute for BioNanotechnology.

An accomplished researcher, Shah has particular interest in the development of new 3D printable functional materials for biomedical and non-biomedical applications, complex tissue and organ engineering, self-assembling biomaterials, mechanical stimulation of cells in scaffolding systems.

Shah is also Principal Investigator at the Shah Tissue Engineering and Additive Manufacturing (TEAM) Lab, a leader in the new and developing field of “3D-Printable Materials Development and Characterization”. The group develops novel processes for engineering new 3D-inks that greatly expand the variety of materials that are compatible with the additive manufacturing technique of direct ink writing.

Shah earned a Ph.D. in Biomaterials from the Department of Materials Science and Engineering at the Massachusetts Institute of Technology where she also minored in Business/Management for Biotech/Biomedical Industries. Earlier, she graduated cum laude with B.S. degree in Materials Science and Engineering (Specialization in Biomaterials) from Northwestern University.

Over the course of her career, Shah is credited with numerous research publications, given more than 100 scientific lectures and presentations and been widely covered in the media. She also holds several patents and invention disclosures.

Raimond L. Winslow, Ph.D.
Director, Institute for Computational Medicine, Johns Hopkins University
Director of the Center for Cardiovascular Bioinformatics and Modeling, Johns Hopkins University
Professor, Department of Biomedical Engineering, Johns Hopkins University

Dr. Raimond L. Winslow is a Professor of Biomedical Engineering at the Johns Hopkins University School of Medicine. He holds an additional appointment in the Whiting School of Engineering at Johns Hopkins, where he serves as Director of the Institute for Computational Medicine and Director of the Center for Cardiovascular Bioinformatics and Modeling.

Winslow holds a B.S. in electrical engineering from Worcester Polytechnic Institute and a Ph.D. in biomedical engineering from the Johns Hopkins University. He concluded his training at the Institute for Biomedical Computing and Department of Neurology within Washington University in St. Louis. He joined the faculty of Johns Hopkins in 1991 as an assistant professor, became an associate professor in 1994 and a full professor in 2000.

26

Winslow is a fellow of the Biomedical Engineering Society, American Heart Association and American Institute for Medical and Biological Engineering. He serves as Specialty Editor in Chief for the journal Frontiers in Computational Physiology and Medicine, and as a member of the editorial boards of Circulation Research, The Journal of Molecular and Cellular Cardiology, IET Systems Biology and the International Journal of Computational Medicine and Healthcare.

He has authored or co-authored more than 130 peer-reviewed articles and 12 book chapters, received numerous grants and awards and holds one patent.

Janet Zoldan, Ph.D.
Assistant Professor, Biomedical Engineering
University of Texas at Austin

Dr. Janet Zoldan is assistant professor at The University of Texas at Austin in the Department of Biomedical Engineering. She received her master’s degree and Ph.D. in materials engineering from Technion-Israel Institute of Technology, after which she completed her postdoctoral training at the Massachusetts Institute of Technology.

Zoldan is also Principal Investigator at The Zoldan Group, a research lab focused on human induced pluripotent stem cells (iPSCs) as a model system to explore key principles underlying tissue formation processes by integrating and applying materials and stem cell bioengineering.

The Zoldan Group is a dedicated to further elucidating the effects of a stem cell’s microenvironment on the cell’s proliferation, migration, and differentiation.

Utilizing a unique microfluidic device to deliver proteins into the cytoplasm of iPSCs, Zoldan Group researchers direct iPSC differentiation into cardiac lineages to develop safe, efficient, and robust production of patient-specific cell lines for cell replacement therapies and cardiovascular tissue engineering applications. The pluripotency of stem cells is used to create multi-cellular tissue-structures and induce tissue organization during cellular differentiation.

Zoldan has been recognized as a Children’s Glaucoma Foundation Fellow, an Aly Kaufmann Fellow, and with a Katz Family Award for Outstanding Excellency.

Her research is featured in numerous publications such as the Proceedings of the National Academy of Sciences as well as the international journal Biomaterials.

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Jeffrey Hechtman – Outside Legal Counsel

Jeffrey Hechtman brings vast legal and IP protection experience to BIOLIFE4D, serving as a partner in the Business and Finance Group and a member the executive committee at the commercial law firm of Horwood Marcus & Berk (HMB).

At HMB, Jeff serves as outside general counsel for a wide variety of privately held startup, early stage and later stage businesses including manufacturers, distributors, service providers, technology companies, finance companies, financial service companies and real estate companies. Jeff also acts as outside general counsel and transactional counsel to numerous banks, lenders, funds (private equity, venture capital, turnaround, mezzanine and real estate), executives, investor groups and family offices.

Jeff provides counsel to his clients with a big picture, business approach. His clients rely on him not only for specific legal advice but also for practical, "big picture" advice related to building their businesses.

Prior to his Illinois Bar Admission in 1989, Jeff earned his J.D. from the University of Chicago and his B.S.E. in Accounting from the Wharton School at the University of Pennsylvania.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Please see the description of payments to our officers and directors below in “Employment Agreements.” The compensation below is for the year ended December 31, 2019.

Name	Capacity in which compensation was received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Executive Officers
Steven Morris	CEO, President and Secretary	$60,000	$0	$60,000
Jim Hechtman	CFO and Treasurer	$0	$0	$0
Dr. Ravi Birla	Chief Science Officer	$187,500	$200,000	$387,500
Dr. Jeffrey Morgan	Chief Medical Officer	$10,000	$25,000	$35,000
Directors
Steven Morris	Director	$0	$0	$0

Franklin Pierce	Director	$0	$0	$0

28

Broker Dealer Agreements

The Company has agreed to pay Sageworks Capital LLC, a service fee equal to 1% on all funds raised in the Offering.  Sageworks will also be paid $12,000 for investor onboarding fees and $11,000 for filing fees.

Employment Agreements

Our Board Members have not received any compensation for serving on the Board.

Beginning in late 2018, Mr. Morris, our CEO, began receiving a $240,000 per year salary. Our Chief Scientific Officer, Dr. Ravi Birla, receives $187,500 per year with a 5% increase per year. Dr. Birla has also been granted 100,000 shares of the Company’s common stock vested over five years and reaching certain corporate milestones.  Dr. Birla also has the option to purchase 135,000 shares of Company’s common stock subject to the stock option plan of the company that has not yet been adopted. The exercise price is to be equal to the fair market value of the shares as determined by the Company. The options are vested over five years.

Our Chief Medical Officer, Dr. Jeffrey Morgan, receives $2,500 every 90 days to serve as the Company’s CMO, participate in quarterly Advisory Board Meetings, and to be available on an as-needed basis for research, lab set up, research and development and strategy. Upon receipt of financing in excess of $5,000,000, Dr. Morgan shall receive $5,000 per calendar quarter as compensation. To date, Dr. Morgan has been granted 2,500 shares of common stock and has the option to purchase up to 100,000 at fair market value as determined by the Company. It is expected that as the Company progresses, and Dr. Morgan’s responsibilities increase, his compensation will be adjusted from $5,000 per quarter to as much as $25,000 per quarter.

Although our CFO does not receive a salary, his outside accounting firm has received payments for providing accounting services to the Company.

Stock Incentive Plan

In the future, the Company may establish a management stock incentive plan pursuant to which stock options and awards may be authorized and granted to our directors, executive officers, employees and key employees or consultants. Details of such a plan, should one be established, have not been decided upon as of the date of this report. Stock options or a significant equity ownership position in the Company may be utilized by us in the future to attract one or more new key senior executives to manage and facilitate our growth. We have entered into Advisory Board agreements with various individuals that include 2,500 shares of stock issued upon execution of the agreements and a provision for 10,000 stock options in the future.

29

Board of Directors

Our board of directors currently consists of two directors:

•	Steven Morris
•
•	Franklin Pierce

None of our directors are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint an independent director(s) to our board of directors in the future, particularly to serve on appropriate committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future, but have not done so as of the date of this report. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the entire Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing and board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company. The Bylaws state that the Company shall indemnify, in accordance with and to the full extent now or hereafter permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the corporation), by reason of his or her acting as a director or officer of the corporation (or a director or officer serving  at the request of the corporation in any other capacity for or on behalf of the corporation) against any expenses (including attorneys’ fees, judgments, fines, ERISA or other excise taxes, penalties and amounts paid in settlement) actually and reasonably incurred by such director or officer in respect thereof; provided, however, that, the corporation shall not be obligated to indemnify any such director or officer with respect to proceedings, claims or actions initiated or brought voluntarily by such director and not by way of defense.  Expenses that may be subject to indemnification hereunder shall be paid in advance of the final disposition of the action, suit or proceeding to the full extent permitted by Delaware law subject to the corporation’s receipt of any undertaking required thereby. The provisions of this article of the Company’s Bylaws shall be deemed to constitute a contract between the Company and each director or officer who serves in such capacity at any time while this article and the relevant provisions of Delaware law are in effect, and each such director or officer shall be deemed to be serving as such in reliance on the provisions of this article of the Company’s Bylaws, and any repeal of any such provisions or of such article of the Company’s Bylaws shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. If a claim under this article of the Company’s Bylaws is not paid in full within thirty (30) days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant also shall be entitled to be paid the expense of prosecuting such claim.  It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been provided to the corporation) that the claimant has not met the standards of conduct that make it permissible under Delaware law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation.  Neither the failure of the corporation to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because the claimant has met the applicable standard of conduct set forth in the Delaware law, nor an actual determination by the corporation that the claimant has not met such standard of conduct shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The rights of indemnification and advancement provided by this article of the Company’s Bylaws are not exclusive of any other right to indemnification or advancement provided by law, agreement or otherwise, and shall apply to actions, suits or proceedings commenced after the date hereof, whether or not arising from acts or omissions occurring before or after the adoption hereof, and shall continue as to a person who has ceased to be a director or officer of the corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

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There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of our directors and officers, please review the Company’s Bylaws, which are attached to the Offering Circular.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock as of December 31, 2019 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares of common stock listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares of common stock beneficially owned.

	Class B Common Stock Shares		Class B Common Stock Shares		Class-A Non-Voting Stock Shares		Class-A Non-Voting Stock Shares
Name and Position of	Prior to Offering		After Offering		Prior to Offering		After Offering
Officer/Director	QTY	%	QTY	%	QTY	%	QTY	%

Steven Morris, CEO and Director	9,100,000	89	9,100,000	89%	0	0	0	0
(Stock in Trust)

Jim Hechtman, CFO	0	0	0	0%	0	0	0	0

Jeffrey Hechtman, Legal Counsel	0	0	0	0%	40,000	34%	40,000	0.78%
(Stock in Trust)

Dr. Ravi Birla, CSO	0	0	0	0%	20,000	17%	20,000	0.39%

Dr. Jeffrey Morgan, CMO	0	0	0	0%	2,500	2%	2,500	0.05%

Franklin Peirce, Director	0	0	0	0%	20,000	17%	20,000	0.39%

NON-OFFICER/DIRECTOR OUTSTANDING STOCK	1,100,000	11	1,100,000	11%	33,500	29%	33,500	0.65%

New Shares In Offering	N/A	N/A	N/A	N/A	N/A	N/A	5,000,000	97.73%

Total Shares	10,200,000	100	10,200,000	100%	116,000	100%	5,116,000	100

NOTE: There are also options outstanding for 170,000 total shares of Class A stock (all non-officer/directors).

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ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has entered into agreements in the form of Promissory Notes with certain related parties as set out below. It is the intention of the Company to repay these promissory notes from the capital raised in the Offering, as set out in the Use of Proceeds herein.

As of June 30, 2018, the Company has recorded long-term loans payable from Mr. Morris, our CEO, Franklin Pierce, Jeff Hecthman, Franklin Pierce, and Marvin Somlo of $559,331 for purposes of funding the Company for expenses associated with seeking the securities registration exemption and for other operating expenses. This includes accrued interest expense of $24,331.

Mr. Somlo was paid back approximately $190,000. Mr. Morris was reimbursed approximately $5,163 for expenses. The Steven Morris Trust is currently owed $375,000.

During the period from January 1, 2017 and December 31, 2018, the Company issued additional long-term loans payable (“Shareholder Notes”) to Mr. Morris and associates of the Company and relatives of Mr. Morris in excess of $600,000. The terms of these notes provide that the principal amounts are subject to 6 percent interest per annum. Additionally, the holders of these long-term loans payable were also granted a cumulative amount of 200,000 shares of voting common stock and 60,000 shares of Class A common stock. The terms of the long-term loans payable are largely similar among all of the holders except for which holders received voting and Class A stock and how many shares were received by the holders of the Shareholder Notes.

Furthermore, the terms of the long-term loans payable provide that when the Company issues any other stock, debt or other strategic financing where the proceeds exceed $600,000, the holders of the long-term loans payable shall be repaid in full, plus accrued and unpaid interest.

During 2018, the Company satisfied $225,000 of convertible notes through by settling the notes for cash at their face value. Furthermore, the terms of the long-term loans payable provide that when the Company issues any other stock, debt or other strategic financing where the proceeds exceed $600,000, the holders of the long-term loans payable shall be repaid in full, plus accrued and unpaid interest. As of December 31, 2019, the Company has accrued approximately $36,004 of interest payable to the Shareholder Note holders.

ITEM 6. OTHER ITEMS

None.

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ITEM 7. FINANCIAL STATEMENTS

BioLife4D Corporation

(a Delaware corporation)

Audited Financial Statements

Calendar year periods ended December 31, 2019 and 2018

33

Financial Statements

Biolife4D Corporation

FS-1

INDEPENDENT AUDITOR’S REPORT

March 28, 2020

To:	Board of Directors, Biolife4D Corporation
Attn: Steven Morris

Re:	2019 and 2018 Financial Statement Audit

We have audited the accompanying financial statements of Biolife4D Corporation, a corporation organized in the Delaware (the “Company”), which comprise the balance sheets as of December 31, 2019 and December 31, 2018, and the related statements of income, changes in shareholders’ equity/deficit, and cash flows for the calendar year periods ended December 31, 2019 and 2018, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of the December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the calendar year periods ended December 31, 2019 and 2018 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As described in the Notes to the Financial Statements, the Company is a business that has just recently commenced its commercial operations on a limited basis, has incurred costs, and has not generated any material revenues.  Considering these factors, there exists doubt as to whether the Company can continue as a going concern.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty and we provide no opinion at this time about whether the Company will be successful in its plans to continue as a going concern.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

FS-2

Biolife4D Corporation

Balance Sheet

As of December 31, 2019 and 2018

See Accountant's’ Audit Report and Notes to the Financial Statements

	2019	2018
ASSETS
ASSETS
Current Assets
Cash & Cash Equivalents	1,337,468	872,690
Other Current Assets	25,540	0
Total Current Assets	1,363,008	872,690

Non-current Assets
Equipment, net of accumulated depreciation	12,548	0
Security Deposit	1,400	1,400

TOTAL ASSETS	1,376,956	874,090

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current Liabilities
Accounts Payable	1,200	33,574
Accrued Expenses	32,877	72,573
Total Current Liabilities	34,077	106,147

Non-current Liabilities
Interest Payable	94,503	36,004
Shareholder Notes	850,000	375,000
TOTAL LIABILITIES	978,580	517,151

SHAREHOLDER EQUITY
Voting Common Stock ($0.00001 par; 11,000,000 shares authorized; 10,200,000 shares and 10,200,000 issued, respectively)	102	102
Non-voting Common Stock ($0.00001 par; 6,000,000 shares authorized; and 423,492 and 299,398 shares issued, respectively)	4	3
Additional Paid-in Capital	3,572,130	1,960,898
Retained Deficit	(3,173,860)	(1,604,064)

TOTAL SHAREHOLDER EQUITY	398,376	356,939
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	1,376,956	874,090

The accompanying Notes are an important and integral part of the financial statements

FS-3

Biolife4D Corporation

Income Statement

For the calendar year periods ended 2019 and 2018

See Accountant's’ Audit Report and Notes to the Financial Statements

	2019	2018
Revenues, net of Allowances and Returns	0	0
Less: Cost of Revenues	0	0

Total Gross Profit	0	0

Selling, General and Administrative	1,286,264	845,492
Advertising and Marketing	116,304	300,013
Professional Fees	102,189	147,380

Total Income from Operations	(1,504,757)	(1,292,885)

Depreciation	(2,935)
Interest Income	6,413	5,657
Interest Expense	(68,517)	(23,296)

Total Income before Taxes	(1,569,796)	(1,310,524)

Provision/(Benefit) for Income Taxes	0	0

NET INCOME	(1,569,796)	(1,310,524)

FS-4

Biolife4D Corporation

Statement of Changes in Shareholders’ Equity/Deficit

For the calendar year periods ended 2019 and 2018

See Accountant's’ Audit Report and Notes to the Financial Statements

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in	Accumulated Earnings/
	# of Shares	$ Amount	# of Shares	$ Amount	Capital	(Deficit)	Total

Balance at January 1, 2018	10,200,000	102	88,500	1	(103)	(293,540)	(293,540)
Issuance of Common Stock			210,898	2	1,986,000		1,986,002
Charge of Deferred Offering Costs					(25,000)		(25,000)
2018 Net Income						(1,310,524)	(1,310,523)
Balance at December 31, 2018	10,200,000	102	299,398	3	1,960,898	(1,604,064)	356,939
Issuance of Common Stock			124,094	1	1,611,233		1,611,234
2019 Net Income						(1,569,796)	(1,569,796)
Balance at December 31, 2019	10,200,000	102	423,492	4	3,572,130	(3,173,860)	398,376

FS-5

Biolife4D Corporation

Statement of Cash Flows

For the calendar year periods ended 2019 and 2018

See Accountant's’ Audit Report and Notes to the Financial Statements

	2019	2018
CASH FLOWS FROM OPERATIONS
Net Income	(1,569,796)	(1,310,524)
Add: Depreciation	2,935
(Increase) Decrease in Other Current Assets	(25,540)
Increase (Decrease) in Accounts Payable	(32,374)	26,583
Increase (Decrease) in Accrued Expenses	(39,696)	72,573
Increase (Decrease) in Interest Payable	58,499	4

TOTAL CASH FLOWS FROM OPERATIONS	(1,605,972)	(1,187,764)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Equipment	(15,483)	0

TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	(15,483)	0

CASH FLOWS FROM SHAREHOLDERS’ FINANCING ACTIVITIES
Advance from Founder		(5,163)
Proceeds/(Pay-off) Shareholder Notes	475,000	(225,000)
Net Proceeds from Share Issuance	1,611,233	1,961,002

CASH FLOWS FROM SHAREHOLDERS’ FINANCING ACTIVITIES	2,086,233	1,730,839

NET CHANGE IN CASH POSITION	464,778	543,075

Cash, beginning of year	872,690	329,615
Cash, end of year	1,337,468	872,690

FS-6

Biolife4D Corporation

Notes and Additional Disclosures to the Financial Statements

As of December 31, 2019 and 2018

See Accountant's’ Audit Report

Note 1 – Summary of Significant Accounting Policies and Corporate Structure

(a) Summary – Biolife4D Corporation (the “Company”) is an early-stage investment corporation established by the executive officer and principal shareholder, Steven Morris, to develop critical life-saving technology. The Company was formed under the name of BioGen3D Corporation on November 14, 2016 and changed its name to Biolife4D Corporation on June 5, 2017.  The Company is headquartered in Chicago, Illinois.

The Company begun its operations on a limited basis as it is still progressing through the regulatory and capital raising stage. It has not yet made any capital investments other than the purchase of a 3D printer in 2019.

Once the Company has raised sufficient capital, it plans to develop the technology to bio-print a human heart for transplantation.

The Company has been qualified as an issuer of securities under Regulation A by the US Securities and Exchange Commission.

(b) Methods of Accounting and Basis for Presentation – The Company prepares the financial statements in accordance with US generally accepted accounting principles which includes usage of the accrual method of accounting to match expenses with the period in which they are associated with revenue.

The accounting and reporting policies of the Company also conform to Article 8 of Regulation S-X of the regulations promulgated by the U.S. Securities and Exchange Commission.

The Company has elected to adopt early application of the Accounting Standards Update No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements.”  The Company does not present or disclose certain items otherwise required under Topic 915.

FS-7

(c) Estimates – The Company prepares the financial statements in accordance with US generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and costs as of the date of the financial statements.  Actual results are reconciled with these estimates as they occur but they may differ from initial reporting.

(d) Comparative Financial Statements – Under US generally accepted accounting principles and applicable presentation standards, financial statements are presented in a comparative fashion with prior periods. Years presented herein comply with the disclosure requirements under Title IV of the JOBS Act.

(e) Revenue Recognition – The Company recognizes revenue and costs in accordance with US generally accepted accounting principles.

In May 2014, the Financial Accounting Statements Board (“FASB”) issued Accounting Standards Update No. 2014-09 which significantly updates the standards for revenue recognition for all entities, public, private and not-for-profit, that have contracts with customers to provide goods or services.  For private entities, such as the Company, the effective date for implementation of these new standards is for annual periods beginning after December 15, 2018. No pro-forma or early adoption of these new revenue recognition standards has been implemented by the Company.

(f) Cash and Cash Equivalents – As of the reporting period, the Company’s cash deposits are held in an FDIC-insured financial institution.  As of December 31, 2019 and 2018, the Company held cash balances of $1,337,468 and $872,690, respectively.  While the balance of cash held exceeds the amount insured under FDIC policies, the Company does not believe that to be a substantial risk.

(g) Accounts or Investments Receivable – As of the reporting period, the Company does not have any account receivable or investor capital commitments receivable except that the Company is owed $12,000 of receivables from a shareholder as of December 31, 2019.

(h) Fair Value of Financial Instruments - The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management.  As of the balance sheet date, there were no financial instruments outstanding requiring fair value disclosure.

(i) Common Equity – The Company has authorized 11,000,000 shares of voting, $0.00001 par value common stock and an additional 6,000,000 of non-voting, $0.00001 par value common stock.  As of December 31, 2019 and December 31, 2018, Mr. Morris beneficially owned 98 percent and 98 percent, respectively, of the voting common shares.

FS-8

(j) Deferred Offering Costs - The Company complies with the requirements of ASC 340-10.  The Deferred Offering Costs of the Company consist solely of legal fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to shareholders’ equity or expensed.  The Company had spent approximately $25,000 on legal and issuing costs that have been properly capitalized until the share offering.  During 2018, the balance of deferred offering costs was charged against shareholders’ equity.

(k) Start-Up Costs - In accordance with ASC 720, costs related to start-up activities, including organizational costs, are expensed in the period incurred.

(l) Income Taxes – The Company accounts for the income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attribute to the temporary book-to-tax differences and carryforwards generated.  Measurement of the deferred items of income tax is based on enacted tax laws and rates and compared to the realizable value of any deferred tax assets.  At December 31, 2019 and December 31, 2018, the Company has a combined federal net operating loss (“NOL”) carryforwards.  Due to the uncertainty of the Company’s ability to generate taxable income in the future, the Company has recorded a full valuation allowance against the deferred tax asset created by the NOL carryforward.  The NOL carryforwards will begin to expire in 2036.

At this time, no activity of the Company requires a provision for state income tax.

The Company has filed all of its US federal and state tax returns in a timely fashion and those tax positions remain open for examination by the taxing authorities until the NOL carryforwards have been used.

The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  As of December 31, 2019, the unrecognized tax benefits accrual was zero.

FS-9

Note 2 – Share-Based Expenses

ASC 718 “Compensation – Stock Compensation” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The company has issued 60,000 options for non-voting, $0.00001 par value per share common stock to certain non-employees and directors.   All issuance of stock options were considered to be of nominal value through December 31, 2019.

Note 3 – Shareholder Notes

As of December 31, 2017, the Company has recorded long-term loans payable from Mr. Morris, an executive, of $5,163 for purposes of funding the Company for expenses associated with seeking the securities registration exemption described above.  During 2018, this liability has been satisfied.

During the period from January 1, 2017 and December 31, 2017, the Company issued additional long-term loans payable (“Shareholder Notes”) to Mr. Morris and others of $600,000.  The terms of these notes provide that the principal amounts are subject to 6 percent interest per annum.  Additionally, the holders of these long-term loans payable were also granted a cumulative amount of 200,000 shares of voting common stock and 60,000 shares of non-voting common stock.  The terms of the long-term loans payable are largely similar among all of the holders except for which holders received voting and non-voting stock and how many shares were received by the holders of the Shareholder Notes.

During 2018, the Company satisfied $225,000 of convertible notes through by settling the notes for cash at their face value.

Furthermore, the terms of the long-term loans payable provide that when the Company issues any other stock, debt or other strategic financing where the proceeds exceed $600,000, the holders of the long-term loans payable shall be repaid in full, plus accrued and unpaid interest.  As of December 31, 2019 and 2018, the Company has accrued approximately $94,503 and 36,004 of interest payable to the Shareholder Note holders, respectively.

In accordance with ASC 480-10-25-15, the 200,000 voting common shares and 60,000 non-voting common shares are accounted for separately from Shareholder Notes as they are freestanding from the Shareholder Note.  Accordingly, the proceeds of the Shareholder Note are recorded as the proceeds from the issuance of a long-term liability while the freestanding shares issued are recorded as equity received in a non-cash transaction.

FS-10

Note 4 – Line of Credit and Other Liabilities

The Company has not borrowed from any creditor other than the Shareholder Loans described above.

Note 5 – Related Party Transactions

The investment documents and Company governance allow for related party transactions.

As of the reporting date, the primary material related party transactions entered into by the Company is that of the Shareholder Notes, discussed in Note 3 – Shareholder Notes, above.

Note 6 – Commitments and Contingencies

Litigation

The Company is not currently involved in or under threat of litigation.

Leases

The Company entered into a 12 month lease for office space during 2018.  The term of the lease is scheduled to expire in 2020.  The lease commitment is for $1,400 per month.

The Company has also entered into a month-to-month lease for office space in Houston, TX.  The rate for the lease is $4,000 per month.

FS-11

Note 7 – Common Equity

The Company has authorized 11,000,000 shares of voting, $0.00001 par value common stock and an additional 6,000,000 of non-voting, $0.00001 par value common stock.  As of December 31, 2019 and 2018, the Company had 10,200,000 and 10,200,000 voting shares issued and outstanding and 423,492 and 299,398 non-voting shares issued and outstanding as of December 31, 2019 and 2018, respectively.

Note 8 – Going Concern

The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from outside investors sufficient to execute upon the Company’s planned technological development and commercial activities.  No assurance can be given that the Company will be able to successfully raise capital or continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 9 – Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through March 28, 2019 including adoption or implementation of any required accounting standard updates.  There are no subsequent events that require disclosure at this time.

FS-12

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLife4D Corporation

Date: May 14, 2020	By:	/s/ Steven Morris
Steven Morris
Chief Executive Officer and Director

Date: May 14, 2020	By:	/s/ James Hechtman
James Hechtman
Chief Financial Officer, Chief Accounting Officer

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